August 20, 2024

Barbra Keck
Chief Financial Officer
SmartKem, Inc.
Manchester Technology Center, Hexagon Tower
Delaunays Road, Blackley
Manchester, M9 8GQ U.K.

       Re: SmartKem, Inc.
           Registration Statement on Form S-3
           Filed on August 16, 2024
           File No. 333-281608
Dear Barbra Keck:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing